UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*


                          Louisiana-Pacific Corporation
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                   546347 10 5
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

          X    Rule 13d-1 (b)
        -----

               Rule 13d-1 (c)
        -----

               Rule 13d-1 (d)
        -----

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan
            93-6083226

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) |_|
                                                              (b) |X|

  3       SEC USE ONLY




  4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Oregon

           NUMBER OF                  5      SOLE VOTING POWER

           SHARES                                3,705,580

           BENEFICIALLY
                                      6      SHARED VOTING POWER
           OWNED BY EACH
                                                  -0-
           REPORTING
                                      7      SOLE DISPOSITIVE POWER
           PERSON WITH
                                                  -0-

                                      8      SHARED DISPOSITIVE POWER

                                                  -0-

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,705,580 shares

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              Not applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              3.6 percent

12       TYPE OF REPORTING PERSON

              EP

  1       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan
            93-0997550

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) |_|
                                                              (b) |X|

  3       SEC USE ONLY




  4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Oregon


            NUMBER OF                 5      SOLE VOTING POWER

            SHARES                             5,982,539

            BENEFICIALLY              6      SHARED VOTING POWER

            OWNED BY EACH                        -0-

            REPORTING                 7      SOLE DISPOSITIVE POWER

            PERSON WITH                          -0-

                                      8      SHARED DISPOSITIVE POWER

                                                 -0-

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,982,539 shares

 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

              Not applicable

 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.7 percent

 12       TYPE OF REPORTING PERSON

              EP

Item 1(a)      Name of Issuer:

               Louisiana-Pacific Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:

               111 S.W. Fifth Avenue
               Portland, Oregon  97204


Item 2(a)      Name of Person Filing:

               Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan ("Salaried 401(k)Plan") and Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan ("Hourly 401(k) Plan")


Item 2(b)      Address of Principal Business Office or, if None, Residence:

               111 S.W. Fifth Avenue
               Portland, Oregon  97204


Item 2(c)      Citizenship:

               The filing persons are trusts organized under the laws of the state of Oregon.


Item 2(d)      Title of Class of Securities:

               Common Stock, $1 Par Value


Item 2(e)      CUSIP Number:

               546347 10 5


Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (f) x An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (i) (F).


Item 4         Ownership

               The following information is as of December 31, 2000:

               (a)    Amount Beneficially Owned:

                      3,705,580 shares by the Salaried 401(k) Plan.

                      5,982,539 shares by the Hourly 401(k) Plan.

               (b)    Percent of Class:

                      The shares held by the Salaried 401(k) Plan represent 3.6 percent of the class. The shares held by the Hourly 401(k) Plan represent 5.7 percent of the class.

               (c)    Number of shares as to which the Salaried 401(k) Plan has:

                       (i)   Sole power to vote or to direct the vote: 3,705,580

                      (ii)   Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition of: 0

                      (iv) Shared power to dispose or to direct the disposition of: 0

                         Number of shares as to which the Hourly 401(k) Plan has:

                       (i)   Sole power to vote or to direct the vote: 5,982,539

                      (ii)   Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition of: 0

                      (iv) Shared power to dispose or to direct the disposition of: 0


Item 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities, check the following [ ].


Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not applicable.


Item 8         Identification and Classification of Members of the Group:

               Not applicable.


Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certifications:

               By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        The Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan and the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan each hereby disclaims beneficial ownership of the securities held by it in a fiduciary capacity as set forth in this Schedule 13G.


                                             February 12, 2001
                                            ------------------------------------
                                             (Date)

                                            LOUISIANA-PACIFIC SALARIED
                                            401(k) AND PROFIT SHARING PLAN


                                            By   /s/ Michael J. Tull
                                              ----------------------------------
                                                   Michael J. Tull, Trustee


                                            LOUISIANA-PACIFIC HOURLY
                                            401(k) AND PROFIT SHARING PLAN


                                            By   /s/ Michael J. Tull
                                              ----------------------------------
                                                   Michael J. Tull, Trustee



     ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)